UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Kaspien Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

485837108
(CUSIP Number)

Neil S. Subin, 2336 SE Ocean Blvd., Suite 400, Stuart, Florida 34996 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF-AF-OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300,084(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of common stock (“Common Stock”) of Kaspien Holdings Inc. (the “Issuer”) issuable upon exercise of warrants held by certain of the Reporting Persons (as defined herein). Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	Represents (i) 1,750 shares of Common Stock owned by AMIL Of Ohio, LLC; (ii) 300 shares of Common Stock owned by Catherine C. Miller Irrevocable Trust DTD 3/26/91; (iii) 200 shares of Common Stock owned by Catherine C. Miller Trust A-2; (iv) 5,639 shares of Common Stock owned by Catherine C. Miller Trust A-3; (v) 22,448 shares of Common Stock owned by Catherine Miller Trust C; (vi) 300 shares of Common Stock owned by Kimberley S. Miller GST Trust DTD 12/17/1992; (vii) 26,105 shares of Common Stock owned by LIMFAM LLC; (viii) 1,359 shares of Common Stock owned by Lloyd I. Miller Trust A-1; (ix) 25,686 shares of Common Stock owned by Susan F. Miller Spousal Trust A-4; (x) 25,685 of Common Stock owned by Miller Family Education and Medical Trust; (xi) 300 shares of Common Stock owned by Lloyd I. Miller, III Irrevocable Trust DTD 12/31/91; (xii) 59,490 shares of Common Stock owned by LIM III Estate LLC; (xiii) 3,128 shares of Common Stock owned by MILFAM I L.P.; (xiv) 123,619 shares of Common Stock owned by MILFAM II L.P.; (xv) 2,274 shares of Common Stock owned by MILFAM III LLC; and (xvi) 1,801 shares of Common Stock owned by Susan F. Miller. Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or investment advisor of a number of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, and he also serves as trustee of a number of a number of the foregoing trusts for the benefit of the family of the late Mr. Lloyd I. Miller, III, consequently, he may be deemed the beneficial owner of the shares specified in clauses (i) through (xvi) of the preceding sentence. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(3)	The percentage reported in this Amendment No. 2 to the Statement on Schedule 13D (this “Amendment”) is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1) of the Securities and Exchange Act of 1934, as amended (“Rule 13d-3(d)(1)”), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON MILFAM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF-AF-OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 297,383(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(3)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	Represents (i) 1,750 shares of Common Stock owned by AMIL Of Ohio, LLC; (ii) 200 shares of Common Stock owned by Catherine C. Miller Trust A-2; (iii) 5,639 shares of Common Stock owned by Catherine C. Miller Trust A-3; (iv) 22,448 shares of Common Stock owned by Catherine Miller Trust C; (v) 26,105 shares of Common Stock owned by LIMFAM LLC; (vi) 1,359 shares of Common Stock owned by Lloyd I. Miller Trust A-1; (vii) 25,686 shares of Common Stock owned by Susan F. Miller Spousal Trust A-4; (viii) 25,685 of Common Stock owned by Miller Family Education and Medical Trust; (ix) 3,128 shares of Common Stock owned by MILFAM I L.P.; (x) 123,619 shares of Common Stock owned by MILFAM II L.P.; (xi) 2,274 shares of Common Stock owned by MILFAM III LLC; and (xii) 59,490 shares of Common Stock owned by LIM III Estate LLC. MILFAM LLC serves as manager, general partner, or investment advisor of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, consequently, it may be deemed the beneficial owner of the shares specified in clauses (i) through (xii) of the preceding sentence. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(3)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Alimco Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 472,854(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(3)
14	TYPE OF REPORTING PERSON CO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. Alimco Financial Corporation disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	Represents 152,854 shares of Common Stock owned by Alimco Re Ltd. and 320,000 shares of Common Stock issuable to Alimco Re Ltd. upon exercise of a warrant held by it. Alimco Financial Corporation is the sole shareholder of Alimco Re Ltd., consequently it may be deemed to be the beneficial owner of 100% of the shares held by Alimco Re Ltd. Alimco Financial Corporation disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(3)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Alimco Re Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Islands of Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 472,854(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(3)
14	TYPE OF REPORTING PERSON OO**

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. Alimco Re Ltd. disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	Represents 152,854 shares of Common Stock owned by it and 320,000 shares of Common Stock issuable to it upon exercise of a warrant.

(3)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Jonathan Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF-OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,874 (1)
	8	SHARED VOTING POWER 1,535,316 (2)
	9	SOLE DISPOSITIVE POWER 6,874 (1)
	10	SHARED DISPOSITIVE POWER 479,728 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,542,190(1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1%(4)
14	TYPE OF REPORTING PERSON IN

(1)	Represents the shares held by Jonathan Marcus, including 874 shares of Common Stock of the Issuer that are issuable through the exercise of vested options. The number of shares does not include 2,376 shares of Common Stock of the Issuer issuable upon the exercise of options that will not vest within 60 days.

(2)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. Mr. Marcus disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(3)	Represents the shares held by Alimco Re Ltd. Mr. Marcus is the Chief Executive Officer of Alimco Financial Corporation, the sole shareholder of Alimco Re Ltd., and the Chief Executive Officer of Alimco Re Ltd., consequently, he may be deemed the beneficial owner of 100% of the shares held by Alimco Re. Ltd. Mr. Marcus disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(4)	The percentage reported in this Amendment is based upon 5,290,753 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons, plus 874 shares of Common Stock of the Issuer that are issuable through the exercise of vested options granted to Jonathan Marcus.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON AMIL Of Ohio, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. AMIL Of Ohio, LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Catherine C. Miller Irrevocable Trust dtd 3/26/91
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. Catherine C. Miller Irrevocable Trust dtd 3/26/91 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons .

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Catherine C Miller Trust A-2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. Catherine C Miller Trust A-2 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Catherine C Miller Trust A-3
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,639

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. Catherine C Miller Trust A-3 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Catherine Miller Trust C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,448

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. Catherine Miller Trust C disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Kimberley S. Miller GST Trust dtd 12/17/1992
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. Kimberley S. Miller GST Trust dtd 12/17/1992 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON LIMFAM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,105

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. LIMFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Lloyd I. Miller Trust A-1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,359

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. Lloyd I Miller Trust A-1 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Susan F. Miller Spousal Trust A-4
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. Susan F. Miller Spousal Trust A-4disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Miller Family Education and Medical Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. Miller Family Education and Medical Trust disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON LIM III Estate LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,490

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. LIM III Estate LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON MILFAM I L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,128

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. MILFAM I L.P. disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Personsr.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON MILFAM II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 123,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. MILFAM II L.P. disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON MILFAM III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,274

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. MILFAM III LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons .

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Susan F. Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,801

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. Susan F. Miller disclaims beneficial ownership of any shares other than to the extent she may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

CUSIP No.	485837108

1	NAME OF REPORTING PERSON Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,535,316 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,316 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Represents the aggregate number of shares beneficially owned by the parties to the voting agreement described in Item 6 herein, including 325,126 shares of Common Stock of the Issuer issuable upon exercise of warrants held by certain of the Reporting Persons. Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment is filed on behalf of (i) Neil S. Subin; (ii) MILFAM LLC; (iii) Alimco Financial Corporation (“Alimco”); (iv) Alimco Re Ltd., a wholly-owned subsidiary of Alimco (“Alimco Re”); (v) Jonathan Marcus; (vi) AMIL Of Ohio, LLC; (vii) Catherine C. Miller Irrevocable Trust dtd 3/26/91; (viii) Catherine C Miller Trust A-2; (ix) Catherine C Miller Trust A-3; (x) Catherine Miller Trust C; (xi) Kimberley S. Miller GST Trust dtd 12/17/1992; (xii) LIMFAM LLC; (xiii) Lloyd I. Miller Trust A-1; (xiv) Susan F. Miller Spousal Trust A-4 (“Susan A-4”); (xv) Miller Family Education and Medical Trust (“Miller Trust”); (xvi) LIM III Estate LLC (“LIM Estate”); (xvii) MILFAM I L.P.; (xviii) MILFAM II L.P.; (xix) MILFAM III LLC; (xx) Susan F. Miller; and (xxi) Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91 (such persons, trusts and entities named in the preceding items (i) through (xxi), collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13D filed by the Reporting Persons (excluding Susan A-4, Miller Trust, and LIM Estate) with the SEC on April 9, 2020, and Amendment No. 1 to the Schedule 13D filed by the Reporting Persons (excluding LIM Estate) on with the SEC March 9, 2022 (as previously amended, the “Prior 13D”).

This Amendment is being filed to report that, since the filing of the Prior 13D, a material change occurred in the percentage of shares beneficially owned by the Reporting Persons due to the change in shares outstanding per the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 13, 2022. In addition, this Amendment is being filed to report certain transfers of shares, resulting in the addition of one new Reporting Person, LIM Estate. On September 30, 2022, Lloyd I. Miller, III Revocable Trust transferred 59,490 shares of Common Stock to LIM Estate.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Prior 13D. Except as expressly amended and supplemented by this Amendment, the Prior 13D is not amended or supplemented in any respect, and the disclosures set forth in the Prior 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer

This Amendment relates to the Common Stock of the Issuer, whose principal executive offices are located at 2818 N. Sullivan Road, Suite #130, Spokane Valley, Washington 99216.

Item 2. Identity and Background

Item 2(a), (b), (c) and (f) are hereby amended and modified to include the following (which shall be in addition to the information previously included in the Prior 13D):

(i)	Mr. Subin, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Subin’s principal occupation is investing assets held, among others, by or on behalf of or for the benefit of the Miller Entities and other entities. Mr. Subin is a United States citizen.

(ii)	MILFAM LLC, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM LLC is managing and investing assets held, among others, by or on behalf of or for the benefit of, and advising, certain of the Miller Entities and other entities. MILFAM LLC is a limited liability company formed under the laws of Delaware. Mr. Subin is the manager of MILFAM LLC.

(iii)	Alimco, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Alimco is a diversified, national asset manager and alternative finance company that invests capital into small businesses. Alimco is a corporation formed under the laws of Delaware.

(iv)	Alimco Re, whose principal executive offices are located at c/o Strategic Risk Solutions, Cumberland House, 6th Floor, 1 Victoria Street, Hamilton HM 12, Bermuda. The principal business of Alimco Re is reinsurance. Alimco Re is a corporation formed under the laws of the Islands of Bermuda.

(v)	Jonathan Marcus, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Marcus’ principal occupation is the management of Alimco and its subsidiaries. Mr. Marcus is a United States citizen.

(vi)	AMIL Of Ohio LLC, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of AMIL Of Ohio LLC is to hold investments. AMIL Of Ohio LLC, is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of AMIL Of Ohio LLC.

(vii)	Catherine C. Miller Irrevocable Trust dtd 3/26/91, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Catherine C. Miller Irrevocable Trust dtd 3/26/91 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Catherine C. Miller Irrevocable Trust dtd 3/26/91.

(viii)	Catherine C Miller Trust A-2, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Catherine C Miller Trust A-2 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the Investment Advisor of Catherine C Miller Trust A-2.

(ix)	Catherine C Miller Trust A-3, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Catherine C Miller Trust A-3 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the Investment Advisor of Catherine C Miller Trust A-3.

(x)	Catherine Miller Trust C, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Catherine Miller Trust C is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the Investment Advisor of Catherine Miller Trust C.

(xi)	Kimberley S. Miller GST Trust dtd 12/17/1992, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Kimberley S. Miller GST Trust dtd 12/17/1992 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Kimberley S. Miller GST Trust dtd 12/17/1992.

(xii)	LIMFAM LLC, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of LIMFAM LLC is to hold investments. LIMFAM LLC is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of LIMFAM LLC.

(xiii)	Lloyd I. Miller Trust A-1, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Lloyd I. Miller Trust A-1 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. MILFAM LLC is the Investment Advisor of Lloyd I. Miller Trust A-1.

(xiv)	Susan A-4, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Susan A-4 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Susan A-4.

(xv)	Miller Trust, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Miller Trust is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Miller Trust.

(xvi)	LIM Estate, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of LIM Estate is to hold investments. LIM Estate is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of LIM Estate.

(xvii)	MILFAM I L.P, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM I L.P. is as an investment fund. MILFAM I L.P. is a limited partnership formed under the laws of Delaware. MILFAM LLC is the general partner of MILFAM I L.P.

(xviii)	MILFAM II L.P., whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM II L.P. is as an investment fund. MILFAM II L.P. is a limited partnership formed under the laws of Delaware. MILFAM LLC is the general partner of MILFAM II L.P.

(xix)	MILFAM III LLC, whose principal executive offices are located at 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. The principal business of MILFAM III LLC is as an investment fund. MILFAM III LLC is a limited liability company formed under the laws of Delaware. MILFAM LLC is the manager of MILFAM III LLC.

(xx)	Susan F. Miller, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Ms. Miller’s principal occupation is homemaker. Ms. Miller is a United States citizen.

(xxi)	Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91, whose principal address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91 is a trust for the benefit of the Miller Family. To the extent such concept is applicable, the trust is a United States citizen. Mr. Subin is the trustee of Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91.

Additional Information

The names, addresses and principal occupations of each of Alimco’s and Alimco Re’s executive officers and board of directors and any other persons ultimately in control of those entities are set forth below.

Alimco

Neil S. Subin, Director, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Subin’s principal occupation is investing assets held, among others, by or on behalf of or for the benefit of the Miller Entities and other entities. Mr. Subin is a United States citizen.

Jonathan Marcus, Chief Executive Officer and Director, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Marcus’ principal occupation is the management of Alimco and its subsidiaries. Mr. Marcus is a United States citizen.

Alan Howe, Director, whose principal business address is 10755 Scripps Poway Parkway, San Diego, California 92131. Mr. Howe’s principal occupation is as Managing Partner of Broadband Initiatives LLC, a boutique corporate advisory and consulting firm. Mr. Howe is a United States citizen.

Skyler Wichers, Director, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Wichers’ principal occupation is investing assets held, among others, by or on behalf of or for the benefit of the Miller Entities and other entities. Mr. Wichers is a United States citizen.

Alimco Re

Jonathan Marcus, Chief Executive Officer and Director, whose principal business address is 2336 SE Ocean Blvd, Suite 400, Stuart, Florida 34996. Mr. Marcus’ principal occupation is the management of Alimco and its subsidiaries. Mr. Marcus is a United States citizen.

Robert Forness, Director, whose principal business address is 16 Burnaby Street, Hamilton Bermuda. Mr. Forness’ principal occupation is as Chief Executive Officer of Multi-Strat Holdings Ltd, a reinsurance firm headquartered in Bermuda. Mr. Forness is a United States citizen.

Dennis Johnson, Director, whose principal business address is 2928 Armfield Ave., Burlington, North Carolina 27215. Mr. Johnson’s principal occupation is as an advisor to the insurance industry. Mr. Johnson is a United States citizen.

Terence Power, Director, whose principal business address is 141 Front Street, Hamilton Bermuda. Mr. Power’s principal occupation is as President of Dyna Management Services Ltd., an advisory firm to the insurance industry. Mr. Power is a citizen of Ireland.

(d) No Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Persons, no person specified by Instruction C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of the Reporting Persons, no persons specified by Instruction C, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Prior 13D):

This Amendment is being filed to report that, since the filing of the Prior 13D, a material change occurred in the percentage of shares beneficially owned by the Reporting Persons due to the change in shares outstanding per the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on December 13, 2022. In addition, this Amendment is being filed to report certain transfers of shares, resulting in the addition of one new Reporting Persons, LIM Estate. On September 30, 2022, Lloyd I. Miller, III Revocable Trust transferred 59,490 shares of Common Stock to LIM Estate.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and modified to include the following:

(a) and (b).

The percentage reported in this Amendment is based upon 5,289,879 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1) (“Common Stock Outstanding”), calculated as the sum of 4,964,753 shares of Common Stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on December 13, 2022, plus 325,126 shares of Common Stock of the Issuer that are issuable upon exercise of warrants held by certain of the Reporting Persons, besides for Mr. Marcus whose Common Stock Outstanding number is 5,290,753, which includes 874 shares of Common Stock of the Issuer that are issuable through the exercise of vested options granted to him .

As members of the Group, each Reporting Person and each Other Group Member, may be deemed to share voting power over the aggregate number of shares, 1,535,316, held by all the members of the Group, constituting 29.0% of the Common Stock Outstanding. The Reporting Persons disclaim beneficial ownership of any shares other than to the extent he, she or it may have a pecuniary interest therein.

The aggregate number and percentage of shares of Common Stock over which each Reporting Person may have dispositive power are as follows:

i.	Mr. Subin is the President and Manager of MILFAM LLC, which serves as manager, general partner, or investment advisor of a number of the foregoing entities formerly managed or advised by the late Lloyd I. Miller, III, and Mr. Subin also serves as trustee of a number of the foregoing trusts for the benefit of the family of the late Mr. Lloyd I, Miller, III, consequently, he may be deemed to share dispositive power over 300,084 held by the entities and trusts specified in paragraphs (vi) through (xxi) below, constituting 5.7% of the shares of Common Stock Outstanding. Mr. Subin disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

ii.	MILFAM LLC, serves as manager, general partner, or investment advisor of a number of the entities formerly managed or advised by the late Lloyd I. Miller, III, consequently, it may be deemed to share dispositive power over 297,893 held by the entities and trusts specified in paragraphs (vi), (viii), (ix), (x), (xii), (xiii), (xiv), (xv), (xvii), (xviii), and (xix) below, constituting 5.6% of the shares of the Common Stock Outstanding. MILFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

iii.	Alimco, as the sole shareholder of Alimco Re, may be deemed to share dispositive power over a total of 472,854 shares of Common Stock consisting of 152,854 shares of Common Stock owned by Alimco Re and 320,000 shares of Common Stock issuable to Alimco Re upon exercise of the 2022 Alimco Warrant, constituting approximately 8.9% of the Common Stock Outstanding. Alimco disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

iv.	Alimco Re, through its ownership of 152,854 shares of Common Stock, and its right to receive 320,000 shares of Common Stock upon exercise of the 2022 Alimco Warrant may be deemed to share dispositive power over a total of 472,854 shares of Common Stock, constituting approximately 8.9% of the Common Stock Outstanding. Alimco Re disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

v.	Mr. Marcus has sole dispositive power over a total of 6,874 shares of Common Stock, which includes 874 shares of Common Stock of the Issuer that are issuable through the exercise of vested options granted to Mr. Marcus, and as the Chief Executive Officer of Alimco, may be deemed to share dispositive power over a total of 152,854 shares of Common Stock, and its right to receive 320,000 shares of Common Stock upon exercise of the 2022 Alimco Warrant may be deemed to share dispositive power over a total of 479,728 shares of Common Stock, constituting approximately 9.1% of the Common Stock Outstanding. Mr. Marcus disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

vi.	AMIL Of Ohio, LLC, as the owner of 1,750 shares of Common Stock, may be deemed to share dispositive power over 1,750 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.0% (0.03% when rounded to the nearest hundredth) of the Common Stock Outstanding. AMIL Of Ohio, LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

vii.	Catherine C. Miller Irrevocable Trust dtd 3/26/91, as the owner of 300 shares of Common Stock, may be deemed to share dispositive power over 300 shares of Common Stock with Mr. Subin, constituting 0.0% (0.005% when rounded to the nearest thousandth) of the Common Stock Outstanding. Catherine C. Miller Irrevocable Trust dtd 3/26/91 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

viii.	Catherine C Miller Trust A-2, as the owner of 200 shares of Common Stock, may be deemed to share dispositive power over 200 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.0% (0.004% when rounded to the nearest thousandth) of the Common Stock Outstanding. Catherine C Miller Trust A-2 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

ix.	Catherine C Miller Trust A-3, as the owner of 5,639 shares of Common Stock, may be deemed to share dispositive power over 5,639 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.1% of the Common Stock Outstanding. Catherine C Miller Trust A-3 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

x.	Catherine Miller Trust C, as the owner of 22,448 shares of Common Stock, may be deemed to share dispositive power over 22,448 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.4% of the Common Stock Outstanding. Catherine Miller Trust C disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xi.	Kimberley S. Miller GST Trust dtd 12/17/1992, as the owner of 300 shares of Common Stock, may be deemed to share dispositive power over 300 shares of Common Stock with Mr. Subin, constituting 0.0% (0.005% when rounded to the nearest thousandth) of the Common Stock Outstanding. Kimberley S. Miller GST Trust dtd 12/17/1992 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xii.	LIMFAM LLC, as the owner of 26,105 shares of Common Stock, may be deemed to share dispositive power over 26,105 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.5% of the Common Stock Outstanding. LIMFAM LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xiii.	Lloyd I Miller Trust A-1, as the owner of 1,359 shares of Common Stock, may be deemed to share dispositive power over 1,359 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.0% (0.03% when rounded to the nearest hundredth) of the Common Stock Outstanding. Lloyd I Miller Trust A-1 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xiv.	Susan A-4, as the owner of 25,686 shares of Common Stock, may be deemed to share dispositive power over 25,686 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.5% of the Common Stock Outstanding. Susan F. Miller Spousal Trust A-4 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xv.	Miller Trust, as the owner of 25,685 shares of Common Stock, may be deemed to share dispositive power over 25,685 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.5% of the Common Stock Outstanding. Miller Trust disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xvi.	LIM Estate, as the owner over 59,490 shares of Common Stock, may be deemed to share dispositive power of 59,490 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 1.1% of the Common Stock Outstanding. LIM Estate disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xvii.	MILFAM I L.P., as the owner of 3,128 shares of Common Stock, may be deemed to share dispositive power over 3,128 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.06% of the Common Stock Outstanding. MILFAM I L.P. disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xviii.	MILFAM II L.P., as the owner of 123,619 shares of Common Stock, may be deemed to share dispositive power over 123,619 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 2.3% of the Common Stock Outstanding. MILFAM II L.P. disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xix.	MILFAM III LLC, as the owner of 2,274 shares of Common Stock, may be deemed to share dispositive power over 2,274 shares of Common Stock with MILFAM LLC and Mr. Subin, constituting 0.0% (0.04% when rounded to the nearest hundredth) of the Common Stock Outstanding. MILFAM III LLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

xx.	Susan F. Miller, as the owner of 1,801 shares of Common Stock, may be deemed to share dispositive power over 1,801 shares of Common Stock with Mr. Subin, constituting 0.0% (0.03% when rounded to the nearest hundredth) of the Common Stock Outstanding. Susan F. Miller disclaims beneficial ownership of any shares other than to the extent she may have a pecuniary interest therein.

xxi.	Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91, as the owner over 300 shares of Common Stock, may be deemed to share dispositive power of 300 shares of Common Stock with Mr. Subin, constituting 0.0% (0.005% when rounded to the nearest thousandth) of the Common Stock Outstanding. Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91 disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(d) Persons other than the Reporting Persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits:

Item 7 is hereby amended and modified to include the following:

99.1	Joint Filing Agreement, dated February 15, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2023

/s/ Neil S. Subin
Neil S. Subin

MILFAM LLC

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

ALIMCO FINANCIAL CORPORATION

By:	/s/ Jonathan Marcus
Name:	Jonathan Marcus
Title:	CEO

ALIMCO RE LTD.

By:	/s/ Jonathan Marcus
Name:	Jonathan Marcus
Title:	CEO

/s/ Jonathan Marcus
Jonathan Marcus

AMIL of Ohio, LLC

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Catherine C. Miller Irrevocable Trust dtd 3/26/91

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

Catherine C. Miller Trust A-2

By:	MILFAM LLC
Its:	Investment Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Catherine C. Miller Trust A-3

By:	MILFAM LLC
Its:	Investment Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Catherine Miller Trust C

By:	MILFAM LLC
Its:	Investment Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Kimberley S. Miller GST Trust dtd 12/17/1992

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

LIMFAM LLC

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Lloyd I. Miller Trust A-1

By:	MILFAM LLC
Its:	Investment Advisor

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager

Susan f. miller spousal trust

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

MILLER FAMILY EDUCATION AND MEDICAL TRUST

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

Lloyd I. Miller, III Irrevocable Trust dtd 12/31/91

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Trustee

LIM III ESTATE LLC

By:	MILFAM LLC
Its:	Manager

By:	/s/ Neil S. Subin
Name:	Neil S. Subin
Title:	Manager